                                                        Pursuant to Rule 424(b)5
                                                       Registration No. 33-64263

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED SEPTEMBER 18, 1996)

                                 $1,000,000,000

                           FORD MOTOR CREDIT COMPANY

                         7.20% NOTES DUE JUNE 15, 2007

                            ------------------------

     The Notes are offered for sale in the United States, Europe and Asia. See "Underwriting".

     Interest on the Notes is payable semiannually on June 15 and December 15 of each year, commencing December 15, 1997. The Notes will mature on June 15, 2007 and may not be redeemed by Ford Motor Credit Company ("Ford Credit") prior to maturity unless certain events occur involving United States taxation. See "Description of Notes -- Redemption".

     The Notes will be represented by one or more Global Notes registered in the name of the Depository's nominee. Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its participants, including the U.S. Depositaries for Cedel and Euroclear. Except as described herein, Notes in definitive form will not be issued. See "Description of Notes -- Global Clearance and Settlement Procedures".

     Application has been made to the Luxembourg Stock Exchange, to The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and to the Stock Exchange of Singapore Limited (the "Singapore Stock Exchange" and together the "Exchanges") for permission to deal in, and for listing of, the Notes on such Exchanges. Dealings in the Notes on the Hong Kong Stock Exchange are expected to commence on June 17, 1997.

                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=============================================================================================================
                                        INITIAL PUBLIC            UNDERWRITING             PROCEEDS TO
                                      OFFERING PRICE(1)           DISCOUNT(2)           FORD CREDIT(1)(3)
-------------------------------------------------------------------------------------------------------------
Per Note..........................         99.914%                   .450%                   99.464%
-------------------------------------------------------------------------------------------------------------
Total.............................       $999,140,000              $4,500,000              $994,640,000
=============================================================================================================

(1) Plus accrued interest, if any, from June 11, 1997 to date of delivery.
(2) Ford Credit has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to pay to the Representative up to $50,000 as reimbursement for a portion of their expenses.
(3) Before deducting expenses payable by Ford Credit estimated to be $200,000.

                            ------------------------

     The Notes are offered severally by the Underwriters as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the Global Notes will be made in book entry form through the facilities of the Depository, Cedel and Euroclear on or about June 11, 1997.

                            ------------------------

MERRILL LYNCH & CO.                                   MORGAN STANLEY DEAN WITTER
ABN AMRO HOARE GOVETT                                      CITIC INDUSTRIAL BANK
CREDIT SUISSE FIRST BOSTON                              DEUTSCHE MORGAN GRENFELL
GOLDMAN, SACHS & CO.                                                HSBC MARKETS
LEHMAN BROTHERS                               MITSUI TRUST INTERNATIONAL LIMITED
J.P. MORGAN SECURITIES LTD.                                     NIKKO EUROPE PLC
PARIBAS                                                     SALOMON BROTHERS INC
TOKYO-MITSUBISHI INTERNATIONAL PLC                                UBS SECURITIES

                            ------------------------

            The date of this Prospectus Supplement is June 4, 1997.

     THE HONG KONG STOCK EXCHANGE AND THE LUXEMBOURG STOCK EXCHANGE TAKE NO RESPONSIBILITY FOR THE CONTENTS OF THIS DOCUMENT, MAKE NO REPRESENTATION AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIM ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS DOCUMENT AND THE PROSPECTUS.

     THE SINGAPORE STOCK EXCHANGE ASSUMES NO RESPONSIBILITY FOR THE CORRECTNESS OF ANY OF THE STATEMENTS OR OPINIONS MADE OR REPORTS CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS. ADMISSION TO THE OFFICIAL LIST IS NOT TO BE TAKEN AS AN INDICATION OF THE MERITS OF THE ISSUER OR OF THE NOTES.

     THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS INCLUDE PARTICULARS GIVEN IN COMPLIANCE WITH THE RULES GOVERNING THE LISTING OF SECURITIES ON THE HONG KONG STOCK EXCHANGE, THE SECURITIES (STOCK EXCHANGE LISTING) RULES 1989 (CAP. 333 SUB.LEG.C) OF HONG KONG AND REQUIREMENTS OF THE SINGAPORE STOCK EXCHANGE FOR THE PURPOSE OF GIVING INFORMATION WITH REGARD TO FORD CREDIT. FORD CREDIT ACCEPTS FULL RESPONSIBILITY FOR THE ACCURACY OF THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS AND CONFIRMS, HAVING MADE ALL REASONABLE ENQUIRIES, THAT TO THE BEST OF ITS KNOWLEDGE AND BELIEF THERE ARE NO OTHER FACTS THE OMISSION OF WHICH WOULD MAKE ANY STATEMENT HEREIN MISLEADING IN ANY MATERIAL RESPECT.

     OFFERS AND SALES OF THE NOTES ARE SUBJECT TO RESTRICTIONS IN RELATION TO THE UNITED KINGDOM, HONG KONG AND SINGAPORE, DETAILS OF WHICH ARE SET OUT IN "UNDERWRITING" BELOW. THE DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS AND THE OFFERING OF THE NOTES IN CERTAIN OTHER JURISDICTIONS MAY ALSO BE RESTRICTED BY LAW.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY ENGAGE IN TRANSACTIONS WHICH STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THIS OFFERING, AND MAY BID FOR, AND PURCHASE, NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus Supplement or the Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this Prospectus Supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that the information contained herein or therein is correct as of any time subsequent to the date of such information.

     In this Prospectus Supplement and accompanying Prospectus, unless otherwise specified or the context otherwise requires, references to "dollars", "$" and "U.S.$" are to United States dollars.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Incorporation of Certain Documents By Reference.............   S-3
Directors and Principal Executive Officers of Ford Credit...   S-4
Use of Proceeds.............................................   S-4
Capitalization of Ford Motor Credit Company and
  Subsidiaries..............................................   S-5
Description of Notes........................................   S-6
Certain United States Tax Documentation Requirements........  S-10
United States Taxation of Non-United States Persons.........  S-12
Information Concerning Ford Credit..........................  S-13
Ford Motor Credit Company and Consolidated Subsidiaries --
  Selected Financial Data...................................  S-14
Information Concerning Ford.................................  S-16
Selected Financial Data and Other Data of Ford..............  S-17
Financial Review of Ford....................................  S-18
Industry Data and Market Share of Ford......................  S-21
Ratio of Earnings to Fixed Charges..........................  S-21
Underwriting................................................  S-23
General Information.........................................  S-25
                            PROSPECTUS
Available Information.......................................     2
Incorporation of Certain Documents by Reference.............     2
Information Concerning Ford Credit..........................     3
Information Concerning Ford.................................     3
Use of Proceeds.............................................     4
Description of Debt Securities..............................     4
Plan of Distribution........................................     9
Legal Opinions..............................................    10
Experts.....................................................    10

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Ford Credit's Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 10-K Report"), Ford Credit's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the "First Quarter 10-Q Report"), and Ford Credit's Current Reports on Form 8-K dated January 29, 1997, February 12, 1997, February 19, 1997, February 26, 1997, and April 18, 1997 are incorporated in this Prospectus Supplement by reference. All documents filed by Ford Credit pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this Prospectus Supplement and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference into this Prospectus Supplement and to be a part hereof from the date of filing such documents. Such reports include, and such documents may include, information concerning Ford, as well as Ford Credit.

     The financial statements which are incorporated in this Prospectus Supplement and accompanying Prospectus by reference to the 1996 10-K Report have been audited by Coopers & Lybrand L.L.P. ("Coopers & Lybrand"), 400 Renaissance Center, Detroit, Michigan 48243, independent certified public accountants, to the extent indicated in their report therein, and have been so incorporated in reliance upon the report of that firm, given on their authority as experts in accounting and auditing.

     Coopers & Lybrand have given and not withdrawn their written consent to the issue of this Prospectus Supplement and the accompanying Prospectus with the incorporation by reference herein of their report dated January 27, 1997 in the 1996 10-K Report on the audited financial statements of Ford Credit for the financial year ended December 31, 1996 and their report dated April 15, 1997 in the First Quarter 10-Q Report on the unaudited financial statements of Ford Credit for the periods ended March 31, 1997 and 1996 (which reports were not prepared for inclusion herein), and the references to their name in the form and context in which they are respectively included.

     This Prospectus Supplement and accompanying Prospectus, together with the documents incorporated by reference herein, will be available free of charge at the office of Banque Internationale a Luxembourg S.A., 69, route d'Esch L-1470, Luxembourg.

           DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS OF FORD CREDIT

M.E. Bannister,                                M.R. O'Rear,
Vice President                                 Vice President

J.D. Bringard,                                 W.D. Roberts,
Vice President-General Counsel                 Vice President

J.P. Burkhard,                                 D.E. Ross,
Vice President-Treasurer                       Vice President

J.G. Clissold,                                 A.J. Salmon,
Director and                                   Vice President
Executive Vice President
                                               G.C. Smith,
K.J. Coates,                                   Director and
Director and                                   Executive Vice President
Executive Vice President
                                               J.B. Smith III,
J.M. Devine,                                   Vice President
Director
                                               R.C. VanLeeuwen,
D.C. Flanigan,                                 Vice President
Director and
Executive Vice President                       J.M. Walsh,
                                               Vice President
E.B. Ford II,
Director, President                            G.E. Watts,
and Chief Operating Officer                    Vice President

R.A. Kniebes,                                  K. Whipple,
Vice President                                 Director and
                                               Chairman of the Board
M.S. Macdonald,
Director

J.T. Noone,
Vice President
































All of the above-named persons are full-time employees of Ford Motor Company ("Ford") or Ford Credit.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes will be added to the general funds of Ford Credit and will be available for the purchase of receivables, for loans and for the payment of maturing debt. Such proceeds initially may be used to reduce short-term borrowings or may be invested temporarily in short-term securities. Net proceeds to be paid to Ford Credit will be U.S.$994,640,000.

                  CAPITALIZATION OF FORD MOTOR CREDIT COMPANY
                                AND SUBSIDIARIES

     The capitalization of Ford Credit and its subsidiaries at March 31, 1997 and the additional long-term indebtedness represented by (i) estimated additional long-term indebtedness placed from April 1, 1997 through May 31, 1997 and (ii) the Notes offered hereby, are as follows (in millions of U.S. dollars):

                                                              OUTSTANDING    ADDITIONAL
                                                               MARCH 31,     LONG-TERM
                                                                 1997       INDEBTEDNESS
                                                              -----------   ------------
SENIOR INDEBTEDNESS, UNSECURED
     Short-term
          Commercial paper..................................  $ 38,108.7
          Other short-term debt.............................     4,957.6
                                                              ----------
               Total short-term debt........................    43,066.3
     Long-term debt payable within one year.................    10,568.5
     Long-term notes and debentures.........................    44,320.3
Estimated additional long-term indebtedness placed from
  April 1, 1997 through May 31, 1997........................          --      $1,967.9
Notes offered hereby........................................          --       1,000
                                                              ----------
               Total debt...................................    97,955.1
                                                              ----------
STOCKHOLDER'S EQUITY
     Capital stock, par value $100 a share (250,000 shares
      authorized, issued, and outstanding)..................        25.0
     Paid-in surplus (contributions by stockholder).........     3,719.5
     Note receivable from affiliated company................    (1,517.0)
     Unrealized gain on marketable equity securities, net of
      taxes.................................................        46.5
     Foreign currency translation adjustments...............      (105.0)
     Earnings retained for use in the business..............     7,153.5
                                                              ----------
               Total stockholder's equity...................     9,322.5
                                                              ----------
TOTAL CAPITALIZATION........................................  $107,277.6
                                                              ==========

     Except as set forth herein, there has been no material change in the capitalization of Ford Credit since March 31, 1997 to the date of this Prospectus Supplement.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities set forth in the Prospectus. The Notes are part of the Debt Securities registered by Ford Credit in January 1996 to be issued on terms to be determined at the time of sale. In addition to the Notes offered hereby, Debt Securities in the aggregate principal amount of $2,250,000,000 previously have been sold.

GENERAL

     The Notes will be limited to $1,000,000,000 aggregate principal amount. The Notes will be unsecured obligations of Ford Credit and will mature and be redeemed at par on June 15, 2007. The Notes will rank prior to all subordinated indebtedness of Ford Motor Credit Company (parent company only) and pari passu with all other unsecured and unsubordinated indebtedness of Ford Motor Credit Company (parent company only).

     The Notes will bear interest from June 11, 1997 at the rate per annum set forth on the cover page of this Prospectus Supplement, payable on June 15 and December 15 of each year, commencing December 15, 1997, to the person in whose name the Note was registered at the close of business on the 15th day preceding the respective Interest Payment Date, subject to certain exceptions. The amount of interest for the first interest period from and including June 11, 1997 to but excluding December 15, 1997, payable on December 15, 1997, will be $36.80 per $1,000 principal amount of Notes outstanding. The Notes are not subject to redemption prior to maturity unless certain events occur involving United States taxation. In such event, the Notes will be redeemed at a redemption price of 100% of their principal amount plus accrued and unpaid interest to the date of redemption. See "Description of Notes -- Redemption". If any day on which a payment is due with respect to a Note is not a Business Day, then the holder thereof shall not be entitled to payment of the amount due until the next following Business Day nor to any additional principal, interest or other payment as a result of such delay except as otherwise provided under "Payment of Additional Amounts." "Business Day" shall mean any day which is not a Saturday or Sunday or a day on which banks in New York City and Philadelphia and any other place of payment are authorized or obligated by law or regulation to close.

BOOK-ENTRY, DELIVERY AND FORM

     The Notes will be issued in the form of one or more fully registered Global Notes (the "Global Notes") which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository") and registered in the name of Cede & Co., the Depository's nominee. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depository. Investors may elect to hold interests in the Global Notes through either the Depository (in the United States) or Cedel Bank, societe anonyme ("Cedel") or Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear") (in Europe) if they are participants of such systems, or indirectly through organizations which are participants in such systems. Cedel and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Cedel's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of the Depository. Citibank, N.A. will act as depositary for Cedel and The Chase Manhattan Bank, N.A. will act as depositary for Euroclear (in such capacities, the "U.S. Depositaries"). Beneficial interests in the Global Notes will be held in denominations of $1,000 and integral multiples thereof. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

     Cedel advises that it is incorporated under the laws of Luxembourg as a professional depositary. Cedel holds securities for its participating organizations ("Cedel Participants") and facilitates the clearance and settlement of securities transactions between Cedel Participants through electronic book-entry changes in accounts of Cedel Participants, thereby eliminating the need for physical movement of certificates. Cedel provides to Cedel Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Cedel interfaces with domestic markets in several countries. As a professional depositary, Cedel is subject to regulation by the Luxembourg Monetary Institute. Cedel Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Cedel is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Cedel Participant either directly or indirectly.

     Distributions with respect to the Notes held beneficially through Cedel will be credited to cash accounts of Cedel Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Cedel.

     Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York (the "Euroclear Operator"), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

     The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

     Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

     Distributions with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear. In the event definitive Notes are issued, Ford Credit will appoint a paying agent and transfer agent in Luxembourg, Hong Kong and Singapore.

GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES

     Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with Depository rules and will be settled in immediately available funds using the Depository's Same-Day Funds Settlement System. Secondary market trading between Cedel Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Cedel and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

     Cross-market transfers between persons holding directly or indirectly through the Depository on the one hand, and directly or indirectly through Cedel or Euroclear Participants, on the other, will be effected in the Depository in accordance with the Depository rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in the Depository, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depository. Cedel Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

     Because of time-zone differences, credits of Notes received in Cedel or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the Depository settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Euroclear or Cedel Participants on such business day. Cash received in Cedel or Euroclear as a result of sales of Notes by or through a Cedel Participant or a Euroclear Participant to a DTC Participant will be received with value on the Depository settlement date but will be available in the relevant Cedel or Euroclear cash account only as of the business day following settlement in the Depository.

     Although the Depository, Cedel and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of the Depository, Cedel and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

PAYMENT OF ADDITIONAL AMOUNTS

     Ford Credit will, subject to the exceptions and limitations set forth below, pay as additional interest on the Notes, such additional amounts as are necessary in order that the net payment by Ford Credit or a paying agent of the principal of and interest on the Notes to a holder who is a non-United States person (as defined below), after deduction for any present or future tax, assessment or governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided in the Notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

          (1) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

             (a) being or having been present or engaged in trade or business in the United States or having or having had a permanent establishment in the United States;

             (b) having a current or former relationship with the United States, including a relationship as a citizen or resident thereof;

             (c) being or having been a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid United States federal income tax; or

             (d) being or having been a "10-percent shareholder" of Ford Credit as defined in section 871(h)(3) of the United States Internal Revenue Code or any successor provision;

          (2) to any holder that is not the sole beneficial owner of the Note, or a portion thereof, or that is a fiduciary or partnership, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

          (3) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of such Note, if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

          (4) to a tax, assessment or governmental charge that is imposed otherwise than by withholding by Ford Credit or a paying agent from the payment;

          (5) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

          (6) to an estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or a similar tax, assessment or governmental charge;

          (7) to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Note, if such payment can be made without such withholding by any other paying agent; or

          (8) in the case of any combination of items (1), (2), (3), (4), (5),
     (6) and (7).

The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable thereto. Except as specifically provided under this heading "Payment of Additional Amounts" and under the heading "Description of Notes -- Redemption", Ford Credit shall not be required to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

     As used under this heading "Payment of Additional Amounts" and under the headings "Description of Notes -- Redemption", "Certain United States Tax Documentation Requirements" and "United States Taxation of Non-United States Persons" the term "United States" means the United States of America (including the States and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction, "United States person" means any individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any estate or trust the income of which is subject to United States federal income taxation regardless of its source and "non-United States person" means a person who is not a United States person.

REDEMPTION

     If (a) as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein), or any change in, or amendments to, official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of this Prospectus Supplement, Ford Credit becomes or will become obligated to pay additional amounts as described herein under the heading "Payment of Additional Amounts" or (b) any act is taken by a taxing authority of the United States on or after the date of this Prospectus Supplement, whether or not such act is taken with respect to Ford Credit or any affiliate, that results in a substantial probability that Ford Credit will or may be required to pay such additional amounts, then Ford Credit may, at its option, redeem, as a whole, but not in part, the Notes on not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued thereon to the date fixed for redemption; provided that Ford Credit determines, in its business judgment, that the obligation to pay such additional amounts cannot be avoided by the use of reasonable measures available to it, not including substitution of the obligor under the Notes. No redemption pursuant to (b) above may be made unless Ford Credit shall have received an opinion of independent counsel to the effect that an act taken by a taxing authority of the United States results in a substantial probability that it will or may be required to pay the additional amounts described herein under the heading "Payment of Additional Amounts" and Ford Credit shall have delivered to the Trustee a certificate, signed by a duly authorized officer, stating that based on such opinion Ford Credit is entitled to redeem the Notes pursuant to their terms.

NOTICES

     Notices to holders of the Notes will be published in Authorized Newspapers in The City of New York, in London, and, so long as the Notes are listed on the Luxembourg Stock Exchange, in Luxembourg, on the Hong Kong Stock Exchange, in Hong Kong, and on the Singapore Stock Exchange, in Singapore. It is expected that publication will be made in The City of New York in The Wall Street Journal, in London in the Financial Times, in Luxembourg in the Luxemburger Wort, in Hong Kong in the South China Morning Post, and in Singapore in the Business Times. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication.

APPLICABLE LAW AND SERVICE OF PROCESS

     The Notes and the Indenture will be governed by and construed in accordance with the laws of the State of New York. Ford Credit has designated CT Corporation System in New York City as the authorized agent to receive service of process in the State of New York.

              CERTAIN UNITED STATES TAX DOCUMENTATION REQUIREMENTS

     A beneficial owner of a Note will generally be subject to the 30% United States federal withholding tax that generally applies to payments of interest on a registered form debt obligation issued by a United States person, unless one of the following steps is taken to obtain an exemption from or reduction of the tax:

     Exemption for Non-United States persons (IRS Form W-8). A beneficial owner of a Note that is a non-United States person (other than certain persons that are related to Ford Credit through stock ownership as described in clauses
(x)(a) and (b) of Paragraph (i) under "United States Taxation of Non-United States Persons -- Income and Withholding Tax") can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8 (Certificate of Foreign Status). Copies of IRS Form W-8 may be obtained from the Luxembourg listing agent.

     Exemption for Non-United States persons with effectively connected income (IRS Form 4224). A beneficial owner of a Note that is a non-United States person, including a non-United States corporation or bank with a United States branch, that conducts a trade or business in the United States with which interest income on a Note is effectively connected, can obtain an exemption from the withholding tax by providing a properly completed IRS Form 4224 (Exemption from Withholding of Tax on Income Effectively Connected with the Conduct of a Trade or Business in the United States).

     Exemption or reduced rate for Non-United States persons entitled to the benefits of a treaty (IRS Form 1001). A beneficial owner of a Note that is a non-United States person entitled to the benefits of an income tax treaty to which the United States is a party can obtain an exemption from or reduction of the withholding tax (depending on the terms of the treaty) by providing a properly completed IRS Form 1001 (Ownership, Exemption or Reduced Rate Certificate).

     Exemption for United States Persons (IRS Form W-9). A beneficial owner of a Note that is a United States person can obtain a complete exemption from the withholding tax by providing a properly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

     United States federal income tax reporting procedure. A beneficial owner of a Note, or, in the case of IRS Forms 1001 and 4224, its agent, is required to submit the appropriate IRS Form under applicable procedures to the person through which the owner directly holds the Note. For example, if the beneficial owner is listed directly on the books of Euroclear or Cedel as the holder of the Note, the IRS Form must be provided to Euroclear or Cedel, as the case may be. Each other person through which a Note is held must submit, on behalf of the beneficial owner, the IRS Form (or in certain cases a copy thereof) under applicable procedures to the person through which it holds the Note, until the IRS Form is received by the United States person who would otherwise be required to withhold United States federal income tax from interest on the Note. For example, in the case of Notes held through Euroclear or Cedel, the IRS Form (or a copy thereof) must be received by the U.S. Depositary of such clearing agency. Applicable procedures include additional certification requirements, described in clause (x)(c)(B) of Paragraph (i) under "United States Taxation of Non-United States Persons -- Income and Withholding Tax", if a beneficial owner of the Note provides an IRS Form W-8 to a securities clearing organization, bank or other financial institution that holds the Note on its behalf.

     EACH HOLDER OF A NOTE SHOULD BE AWARE THAT IF IT DOES NOT PROPERLY PROVIDE THE REQUIRED IRS FORM, OR IF THE IRS FORM (OR, IF PERMISSIBLE, A COPY OF SUCH
FORM) IS NOT PROPERLY TRANSMITTED TO AND RECEIVED BY THE UNITED STATES PERSON OTHERWISE REQUIRED TO WITHHOLD UNITED STATES FEDERAL INCOME TAX, INTEREST ON THE NOTE MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX AT A 30% RATE AND THE HOLDER (INCLUDING THE BENEFICIAL OWNER) WILL NOT BE ENTITLED TO ANY ADDITIONAL AMOUNTS FROM FORD CREDIT DESCRIBED UNDER THE HEADING "DESCRIPTION OF NOTES -- PAYMENT OF ADDITIONAL AMOUNTS" WITH RESPECT TO SUCH TAX. SUCH TAX, HOWEVER, MAY IN CERTAIN CIRCUMSTANCES BE ALLOWED AS A REFUND OR AS A CREDIT AGAINST SUCH HOLDER'S UNITED STATES FEDERAL INCOME TAX. THE FOREGOING DOES NOT DEAL WITH ALL ASPECTS OF FEDERAL INCOME TAX WITHHOLDING THAT MAY BE RELEVANT TO FOREIGN HOLDERS OF THE NOTES. INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS FOR SPECIFIC ADVICE CONCERNING THE OWNERSHIP AND DISPOSITION OF NOTES.

              UNITED STATES TAXATION OF NON-UNITED STATES PERSONS

INCOME AND WITHHOLDING TAX

     In the opinion of Sullivan & Cromwell, special tax counsel to the Company, and Shearman & Sterling, counsel for the Underwriters, under United States federal tax law as of the date of this Prospectus Supplement, and subject to the discussion of backup withholding below:

          (i) payments of principal and interest on a Note that is beneficially owned by a non-United States person will not be subject to United States federal withholding tax; provided, that in the case of interest, (x) (a) the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Ford Credit entitled to vote, (b) the beneficial owner is not a controlled foreign corporation that is related to Ford Credit through stock ownership, and (c) either (A) the beneficial owner of the Note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that it is not a United States person and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof; (y) the beneficial owner is entitled to the benefits of an income tax treaty under which the interest is exempt from United States federal withholding tax and the beneficial owner of the Note or such owner's agent provides an IRS Form 1001 claiming the exemption; or (z) the beneficial owner conducts a trade or business in the United States to which the interest is effectively connected and the beneficial owner of the Note or such owner's agent provides an IRS Form 4224; provided that in each such case, the relevant certification or IRS Form is delivered pursuant to applicable procedures and is properly transmitted to the person otherwise required to withhold United States federal income tax, and none of the persons receiving the relevant certification or IRS Form has actual knowledge that the certification or any statement on the IRS Form is false;

          (ii) a non-United States person will not be subject to United States federal withholding tax on any gain realized on the sale, exchange or redemption of a Note unless the gain is effectively connected with the beneficial owner's trade or business in the United States or, in the case of an individual, the holder is present in the United States for 183 days or more in the taxable year in which the sale, exchange or redemption occurs and certain other conditions are met; and

          (iii) a Note owned by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual's death if the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Ford Credit entitled to vote and the income on the Note would not have been effectively connected with a U.S. trade or business of the individual.

     Interest on a Note that is effectively connected with the conduct of a trade or business in the United States by a holder of a Note who is a non-United States person, although exempt from United States withholding tax, may be subject to United States income tax as if such interest was earned by a United States person.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, information reporting requirements will apply to payments of principal and interest made on a Note and the proceeds of the sale of a Note within the United States to non-corporate holders of the Notes, and "backup withholding" at a rate of 31% will apply to such payments if the holder fails to provide an accurate taxpayer identification number in the manner required or to report all interest and dividends required to be shown on its federal income tax returns.

     Information reporting on IRS Form 1099 and backup withholding will not apply to payments made by Ford Credit or a paying agent to a non-United States person on a Note if, in the case of interest, the IRS Form described in clause
(y) or (z) in Paragraph (i) under "Income and Withholding Tax" has been provided under applicable procedures, or, in the case of interest or principal, the certification described in clause (x)(c) in Paragraph (i) under "Income and Withholding Tax" and a certification that the beneficial owner satisfies certain other conditions have been supplied under applicable procedures, provided that the payor does not have actual knowledge that the certifications are incorrect.

     Payments of the proceeds from the sale of a Note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale of a Note to or through the United States office of a broker are subject to information reporting and backup withholding unless the holder or beneficial owner certifies that it is a non-United States person and that it satisfies certain other conditions or otherwise establishes an exemption from information reporting and backup withholding.

     Backup withholding is not a separate tax, but is allowed as a refund or credit against the holder's United States federal income tax, provided the necessary information is furnished to the Internal Revenue Service.

     Interest on a Note that is beneficially owned by a non-United States person will be reported annually on IRS Form 1042S, which must be filed with the Internal Revenue Service and furnished to such beneficial owner.
                         ------------------------------

                       INFORMATION CONCERNING FORD CREDIT

     Ford Credit was incorporated in Delaware in 1959 and is an indirect wholly-owned subsidiary of Ford. As used herein "Ford Credit" refers to Ford Motor Credit Company and its subsidiaries unless the context otherwise requires.

     Ford Credit and its subsidiaries provide wholesale financing and capital loans to Ford Motor Company retail dealerships and associated non-Ford dealerships throughout the world, most of which are privately owned and financed, and purchase retail installment sale contracts and retail leases from them. Ford Credit also makes loans to vehicle leasing companies, the majority of which are affiliated with such dealerships. In addition, subsidiaries of Ford Credit provide these financing services in the United States, Europe, Canada and Australia to non-Ford dealerships. A substantial majority of all new vehicles financed by Ford Credit are manufactured by Ford and its affiliates. Ford Credit also provides retail financing for used vehicles built by Ford and other manufacturers. In addition to vehicle financing, Ford Credit makes loans to affiliates of Ford and finances certain receivables of Ford and its subsidiaries.

     Ford Credit's insurance operations are conducted by The American Road Insurance Company ("American Road") and its subsidiaries in the United States and Canada and consist of extended service plan contracts for new and used vehicles manufactured by affiliated and nonaffiliated companies, primarily originating from Ford dealers, physical damage insurance covering vehicles and equipment financed at wholesale by Ford Credit, and the reinsurance of credit life and credit disability insurance for retail purchasers of vehicles and equipment.

     The mailing address of Ford Credit's executive offices is The American Road, Dearborn, Michigan 48121, United States of America. The telephone number of such offices is (313) 322-3000.

            FORD MOTOR CREDIT COMPANY AND CONSOLIDATED SUBSIDIARIES

                            SELECTED FINANCIAL DATA
                          (DOLLAR AMOUNTS IN MILLIONS)

                                THREE MONTHS ENDED
                                  OR AT MARCH 31                  YEARS ENDED OR AT DECEMBER 31
                            --------------------------      -----------------------------------------
                               1997            1996            1996            1995           1994
                               ----            ----            ----            ----           ----
INCOME STATEMENT DATA
  Total revenue...........  $  4,309.6      $  3,938.8      $ 16,614.7      $ 14,997.2      $11,847.6
  Interest expense........     1,626.6         1,553.0         6,224.2         5,998.3        4,209.3
  Provision for credit
     losses...............       355.7           203.5           993.3           480.4          293.9
  Income before income
     taxes................       473.8           527.7         2,240.2         2,327.8        2,335.5
  Net income..............       275.9           339.0         1,440.6         1,579.4        1,487.2
  Cash dividends..........       (14.5)           (0.5)         (949.0)         (816.3)        (388.5)
Memo:
  Net credit losses
     amount...............  $    239.2      $    162.9      $    830.0      $    485.9      $   223.1
  As percentage of average
     net finance
     receivables
     outstanding
     (annualized)*........        0.86%           0.63%           0.78%           0.51%          0.27%
BALANCE SHEET DATA
  Net investment,
     operating leases.....  $ 32,660.5      $ 26,601.5      $ 30,645.2      $ 25,680.2      $20,765.8
                            ==========      ==========      ==========      ==========      =========
  Finance receivables,
     net..................  $ 78,436.6      $ 77,252.6      $ 80,848.0      $ 76,376.7      $69,262.8
                            ==========      ==========      ==========      ==========      =========
  Capital
     Short-term debt......  $ 43,066.3      $ 40,194.3      $ 43,017.0      $ 42,200.1      $39,485.3
     Long-term debt
       (including current
       portion)...........    54,888.8        52,720.0        55,007.3        49,980.2       41,502.8
     Stockholder's
       equity.............     9,322.5         8,926.5         9,205.7         8,670.7        7,735.9
                            ----------      ----------      ----------      ----------      ---------
       Total capital......  $107,277.6      $101,840.8      $107,230.0      $100,851.0      $88,724.0
                            ==========      ==========      ==========      ==========      =========

---------------

* Includes net investment in operating leases.

FIRST QUARTER 1997 RESULTS OF OPERATIONS

     Ford Credit's consolidated net income in the first quarter of 1997 was $276 million, down $63 million or 19% from 1996. Ford Credit's first quarter 1997 financial results include a majority ownership (78%) of Ford Credit Europe plc ("Ford Credit Europe") and results for first quarter 1996 have been restated to reflect this ownership change. Compared with results from a year ago, the decrease primarily reflects higher credit losses and loss reserve requirements, the effects of Ford Motor Company's restructuring of its Financial Services Group ("FSG") and higher taxes. Higher levels of earning assets and improved operating cost performance were partial offsets.

     Credit losses as a percent of average net finance receivables including net investment in operating leases increased to 0.86% in 1997 compared with 0.63% in 1996 reflecting an increase in repossession rates and higher losses per repossession. The increased repossession ratio reflects an increased mix of used vehicle financing and expanded purchase policies to generate financing volume. The increase in loss per repossession reflects a weaker used vehicle market resulting in Ford Credit realizing lower prices for repossessed units sold at auction. Higher loss reserves reflect anticipation of actual losses continuing above prior years' levels.

     The FSG restructuring reflects lower income resulting from the repurchase in the first quarter of 1996 by Ford Holdings, Inc. ("Ford Holdings") of substantially all the shares of Ford Holdings' common stock owned by Ford Credit, offset partially by the addition of American Road and interest on a note receivable from Ford Holdings.

     Net financing margins remained essentially unchanged; improved yields and lower borrowing costs (6.6% net borrowing rate in 1997 compared with 6.7% in 1996) were offset by increased depreciation expense for leased vehicles, primarily reflecting lower-than-anticipated residual values on off-lease vehicles.

     Total net finance receivables and net investment in operating leases at March 31, 1997 were $111.1 billion, up $7.2 billion or 7% from a year earlier.

     For the first quarter of 1997, Ford Credit financed 39% of all new cars and trucks sold by Ford Motor Company dealers in the U.S., equal to first quarter 1996. In Europe, Ford Credit financed 25% of all new vehicles sold by Ford Motor Company in the first quarter of 1997 compared with 26% in the first quarter of 1996. Ford Credit provided retail customers with financing for 637,000 new and used vehicles in the United States and 166,000 in Europe. In the first quarter of 1997, Ford Credit provided wholesale financing for 77% of Ford Motor Company U.S. factory sales and 94% of Ford Motor Company Europe factory sales compared with 77% for the U.S. and 89% for Europe in first quarter 1996.

     During the first quarter of 1997, Ford Credit completed the sale of its partnership interest in Ford New Holland Credit Company to Fiat. The sale did not have a material impact on Ford Credit's first quarter results.

1996 RESULTS OF OPERATIONS

     Ford Credit's consolidated net income in 1996 was $1,441 million, down $138 million or 9% from 1995. Ford Credit's 1996 financial results include a majority ownership (78%) of Ford Credit Europe and results for 1995 and prior years have been restated to reflect this ownership change. Compared with record results from a year ago, the decrease primarily reflects the effects of the first quarter restructuring of FSG, higher credit losses and higher loss reserve requirements. Higher levels of earning assets and improved net interest margins were a partial offset.

     The FSG restructuring reflects lower income resulting from the repurchase in the first quarter of 1996 by Ford Holdings of substantially all the shares of Ford Holdings' common stock owned by Ford Credit, offset partially by the addition of American Road and interest on a note receivable from Ford Holdings.

     Credit losses as a percent of average net finance receivables including net investment in operating leases increased to 0.78% in 1996 compared with 0.51% in 1995 reflecting an increase in repossession rates and higher losses per repossession. The increased repossession ratio reflects an increased mix of used vehicle financing and expanded purchase policies to generate financing volume. The increase in loss per repossession reflects a weaker used vehicle market resulting in Ford Credit realizing lower prices for repossessed units sold at auction. Management believes the higher levels of credit losses may continue in 1997.

     Improved net interest margins reflect a reduction in portfolio borrowing rates to 6.5% in 1996, down from 6.9% in 1995, partially offset by a reduction in portfolio yields on finance receivables and operating leases. The increase in earning assets reflects a higher level of operating leases and retail installment sale receivables. Total net finance receivables and net investment in operating leases at December 31, 1996 were $111.5 billion, up $9.4 billion or 9% from a year earlier.

     For 1996, Ford Credit financed 38% of all new cars and trucks sold by Ford Motor Company dealers in the U.S. compared with 37% in 1995. In Europe, Ford Credit financed 29% of all new vehicles sold by Ford Motor Company dealers in 1996 compared with 30% in 1995. Ford Credit provided retail customers with financing for 2.7 million new and used vehicles in the United States and 0.7 million in Europe. In 1996, Ford Credit provided wholesale financing for 80% of Ford Motor Company U.S. factory sales and 91% of Ford Motor Company Europe factory sales compared with 80% for the U.S. and 89% for Europe in 1995.

     As part of Ford's sale of the assets of USL Capital Corporation ("USL Capital"), the majority of Ford Credit's diversified assets, managed by USL Capital, was sold. The sale of the diversified assets did not have a material impact on Ford Credit's results.

     For the Fourth Quarter of 1996, Ford Credit's consolidated net income was $385 million, down $70 million from 1995. The deterioration reflects higher credit losses and the effects of FSG restructuring, offset partially by higher net interest margins and higher financing volume.

LIQUIDITY AND CAPITAL RESOURCES

     Ford Credit relies heavily on its ability to raise substantial amounts of funds. These funds are obtained primarily by sales of commercial paper, the issuance of term debt and, in the case of Ford Credit Europe, certificates of deposit. Funds also are provided by retained earnings and sales of receivables. The level of funds can be affected by certain transactions with Ford, such as capital contributions, interest supplements and other support costs from Ford for vehicles financed and leased by Ford Credit under Ford-sponsored special financing and leasing programs, and dividend payments, and the timing of payments for the financing of dealers' wholesale inventories and for income taxes. Ford Credit's ability to obtain funds is affected by its debt ratings, which are closely related to the outlook for, and financial condition of, Ford, and the nature and availability of support facilities. For additional information regarding liquidity and capital resources, see Item 1 -- Business -- "Business of Ford Credit -- Borrowings and Other Sources of Funds" in Ford Credit's Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 10-K Report") and see Ford Credit's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the "First Quarter 10-Q Report"). For additional information regarding Ford Credit's association with Ford, see Item 1 -- Business -- "Certain Transactions with Ford and Affiliates" in the 1996 10-K Report.

                          INFORMATION CONCERNING FORD

     Ford was incorporated in Delaware in 1919 and acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce automobiles designed and engineered by Henry Ford. Ford is the world's largest producer of trucks and the second largest producer of cars and trucks combined. Ford also is one of the largest providers of financial services worldwide.

     Ford's two principal business segments are Automotive and Financial Services. The activities of the Automotive segment consist of the design, manufacture, assembly and sale of cars and trucks and related parts and accessories. Substantially all of Ford's automotive products are marketed through retail dealerships, most of which are privately owned and financed.

     The primary activities of the Financial Services segment consist of financing operations, vehicle and equipment leasing and rental operations, and insurance operations. These activities primarily are conducted through the following subsidiaries: Ford Credit, Associates First Capital Corporation ("The Associates") and The Hertz Corporation ("Hertz").

                 SELECTED FINANCIAL DATA AND OTHER DATA OF FORD

     The following table sets forth selected financial data and other data concerning Ford:

                                               THREE MONTHS ENDED
                                                 OR AT MARCH 31                  YEARS ENDED OR AT DECEMBER 31
                                               -------------------   -----------------------------------------------------
                                                 1997       1996       1996       1995       1994       1993        1992
                                                 ----       ----       ----       ----       ----       ----        ----
                                                                     (IN MILLIONS EXCEPT PER SHARE AND UNIT SALES AMOUNTS)
CONSOLIDATED STATEMENT OF INCOME INFORMATION
Automotive
  Sales......................................  $ 28,925   $ 28,297   $118,023   $110,496   $107,137   $  91,568   $ 84,407
  Operating income/(loss)....................     1,704        315      2,516      3,281      5,826       1,432     (1,775)
  Income/(loss) before cumulative effects of
    changes in accounting principles.........     1,004        142      1,655      2,056      3,913       1,008     (1,534)
Financial Services
  Revenues...................................     7,277      6,928     28,968     26,641     21,302      16,953     15,725
  Income before income taxes and cumulative
    effects of changes in accounting
    principles...............................       830        832      4,222      3,539      2,792       2,712      1,825
  Income before cumulative effects of changes
    in accounting principles.................       465        511      2,791      2,083      1,395       1,521      1,032
Total Ford
  Income/(loss) before cumulative effects of
    changes in accounting principles.........     1,469        653      4,446      4,139      5,308       2,529       (502)
  Cumulative effects of changes in accounting
    principles...............................        --         --         --         --         --          --     (6,883)
  Net income/(loss)..........................     1,469        653      4,446      4,139      5,308       2,529     (7,385)
Amounts Per Share of Common Stock and Class B
  Stock After Preferred Stock Dividends*
  Income/(loss) before cumulative effects of
    changes in accounting principles.........      1.22       0.54       3.72       3.58       4.97        2.27      (0.73)
  Cumulative effects of changes in accounting
    principles...............................        --         --         --         --         --          --      (7.08)
                                               --------   --------   --------   --------   --------   ---------   --------
  Income/(loss) assuming no dilution.........      1.22       0.54       3.72       3.58       4.97        2.27      (7.81)
  Income/(loss) assuming full dilution.......      1.20       0.53       3.64       3.33       4.44        2.10      (7.81)
  Cash dividends.............................     0.385       0.35       1.47       1.23       0.91        0.80       0.80
CONSOLIDATED BALANCE SHEET INFORMATION
Automotive
  Total assets...............................    80,422     74,346     79,658     72,772     68,639      61,737     57,170
  Debt payable within one year...............     1,756      1,676      1,661      1,832        155         932      1,249
  Long-term debt -- noncurrent portion.......     6,446      5,499      6,495      5,475      7,103       7,084      7,068
Financial Services
  Total assets...............................   181,535    173,658    183,209    170,511    150,983     137,201    123,375
  Debt.......................................   149,669    145,628    150,205    141,317    123,713     103,960     90,188
  Deposit accounts**.........................        --         --         --         --         --      10,549     14,030
Total Ford
  Total assets...............................   261,957    248,004    262,867    243,283    219,622     198,938    180,545
  Debt (incl. deposit accounts)..............   157,871    152,803    158,361    148,624    130,971     122,525    112,535
  Stockholders' equity***....................    27,252     24,540     26,762     24,547     21,659      15,574     14,753
  Cash dividends.............................       472        428      1,800      1,559      1,205       1,086        977
OTHER DATA
Total Ford
  Capital expenditures.......................     1,739      1,902      8,651      8,997      8,546       6,814      5,790
  Depreciation and amortization of special
    tools....................................     3,235      3,091     12,791     11,719      9,336       7,468      6,755
  Worldwide vehicle unit sales of cars,
    trucks and tractors (in thousands).......     1,681      1,638      6,653      6,606      6,853       6,184      5,940

------------
  * Share data have been restated to reflect the 2-for-1 stock split that became effective June 6, 1994.

 ** Deposit accounts relate to First Nationwide Financial Corporation (for
    1992-1993).

*** The cumulative effects of changes in accounting principles reduced equity by $6,883 million in 1992.

                            FINANCIAL REVIEW OF FORD

OVERVIEW

     The company's worldwide net income was $1,469 million in first quarter 1997, or $1.20 per share of Common and Class B Stock (fully diluted), compared with $653 million, or $0.53 per share (fully diluted) in first quarter 1996. The company's worldwide sales and revenues were $36.2 billion, up $1 billion from a year ago. Vehicle unit sales of cars and trucks were 1,681,000, up 43,000 units. Stockholders' equity was $27.3 billion at March 31, 1997, up $490 million compared with December 31, 1996.

     During first quarter 1997, the company announced several adjustments to capacity: eliminating a shift at its Halewood plant in Britain; idling the passenger car system at its Lorain, Ohio assembly plant; and, in Brazil, closing two foundries and an engine plant and downsizing the Ipiranga Truck Plant. Ford also announced steps to improve product mix by discontinuing Ford Aspire, Probe, Thunderbird and Aerostar, and Mercury Cougar. A one-time charge relating to most of these actions will be reflected in second quarter results.

     Although first quarter results were favorable, there are a number of cautionary factors going forward -- rising U.S. interest rates, the value of the yen, overall European market conditions, and increasing competition worldwide could affect results unfavorably in the balance of the year.

RESULTS OF OPERATIONS

     The company's net income for worldwide Automotive operations in the first quarter 1997 and 1996 was as follows (in millions):

                                                                 NET INCOME/(LOSS)
                                                                -------------------
                                                                 1997          1996
                                                                 ----          ----
U.S. Automotive.............................................    $  836         $ 48
Automotive Outside U.S.
-- Europe...................................................       105           73
-- South America............................................       (47)         (60)
-- Other....................................................       110           81
                                                                ------         ----
  Total Automotive Outside U.S..............................       168           94
                                                                ------         ----
     Total Automotive.......................................    $1,004         $142
                                                                ======         ====

     The company's net income for worldwide Financial Services operations in first quarter 1997 and 1996 was as follows (in millions):

                                                                NET INCOME/(LOSS)
                                                                -----------------
                                                                1997         1996
                                                                ----         ----
Ford Credit.................................................    $276         $339
The Associates..............................................     238*         192
USL Capital.................................................      --           40
Hertz.......................................................      20            9
Minority Interests, Eliminations and Other..................     (69)         (69)
                                                                ----         ----
  Total Financial Services..................................    $465         $511
                                                                ====         ====

---------------
* Ford's share was $192 million

FIRST QUARTER 1997 COMPARED WITH FIRST QUARTER 1996

AUTOMOTIVE OPERATIONS

     Ford's worldwide Automotive operations earned $1,004 million in first quarter 1997 on sales of $28.9 billion, compared with $142 million in first quarter 1996 on sales of $28.3 billion. Overall, the increase reflected primarily improved earnings in all regions.

     Earnings for Automotive operations in the U.S. were up $788 million in first quarter 1997 compared with a year ago. The increase reflected primarily higher margins resulting from cost reductions and vehicle mix improvements. U.S. Automotive after-tax return on sales was 4.5% in first quarter 1997, up 4.2 points from a year ago.

     The U.S. economy continued to grow at a moderate rate in first quarter 1997, with interest rates and inflation at comparatively low levels. The seasonally-adjusted annual selling rate for the U.S. car and truck industry was
15.9 million units in the first quarter, up from 15.7 million units in first quarter 1996. The company expects car and truck industry sales in 1997 to be about equal to 1996. Ford's combined U.S. car and truck share was 25.1%, down 7/10 of a point from a year ago, reflecting lower sales of models that will be discontinued later this year, and about equal to full year 1996.

     The improvement for Automotive operations in Europe, compared with a year ago, reflected primarily cost reductions and lower taxes. The European automotive industry continues to be extremely competitive as a result of excess capacity; this trend is expected to continue in 1997 and beyond.

     The seasonally-adjusted annual selling rate for the European car and truck industry was 14.5 million units in first quarter 1997, about equal to first quarter 1996. Ford's combined European car and truck market share was 11.4%, down 7/10 of a point from a year ago, reflecting the highly competitive market, and down 4/10 of a point from full year 1996.

     The loss in first quarter 1997 incurred by Automotive operations in South America was lower than the loss a year ago. The improvement reflected primarily higher volume. Losses in South America are expected to continue in 1997, as modernization of the product line in Brazil and Argentina is completed. Ford will have several new products (the Ka, Fiesta, Escort and Ranger) available for sale throughout most of 1997.

FINANCIAL SERVICES OPERATIONS

     Earnings for Financial Services operations were down $46 million in first quarter 1997, compared with record earnings a year ago. The reduction reflects the absence of earnings from USL Capital, substantially all of the assets of which were sold last year, and a decline in earnings at Ford Credit.

     For a discussion of Ford Credit's operations in first quarter 1997, see "Ford Motor Credit Company and Consolidated Subsidiaries -- First Quarter 1997 Results of Operations."

     Record earnings at The Associates reflected primarily higher levels of earning assets, lower operating costs and improved net interest margins, offset partially by higher credit losses. Credit losses as a percent of average net finance receivables were 2.31% in the first quarter, compared with 1.74% a year ago. The Associates believes the higher levels of credit losses may continue.

     Record earnings at Hertz reflected primarily higher revenues in U.S. car rental operations.

LIQUIDITY AND CAPITAL RESOURCES

AUTOMOTIVE OPERATIONS

     Automotive cash and marketable securities were $16 billion at March 31, 1997, up $553 million from December 31, 1996. The company paid $472 million in cash dividends on its Common Stock, Class B Stock and Preferred Stock during the first three months of 1997.

     Automotive capital expenditures were $1.6 billion in the first three months of 1997, down $176 million from the same period a year ago. For full year 1997, Ford's capital spending is expected to be at essentially similar levels compared with 1996; however, as a percentage of sales, spending is expected to be at similar or lower levels.

     Automotive debt at March 31, 1997 totaled $8.2 billion, which was 23% of total capitalization (stockholders' equity and Automotive debt), essentially unchanged from year-end 1996.

     At March 31, 1997, Ford had long-term contractually committed global credit agreements under which $8.4 billion is available from various banks at least through June 30, 2001. The entire $8.4 billion may be used, at Ford's option, by any affiliate of Ford; however, any borrowing by an affiliate will be guaranteed by Ford. Ford also has the ability to transfer on a nonguaranteed basis the entire $8.4 billion in varying portions to Ford Credit and Ford Credit Europe. In addition, at March 31, 1997, Ford Brasil Ltda. had $377 million of contractually committed credit facilities with various banks ranging in maturity from April 1997 to March 1998. These facilities were unused at March 31, 1997.

FINANCIAL SERVICES OPERATIONS

     Financial Services cash and investments in securities totaled $5 billion at March 31, 1997, down $982 million from December 31, 1996.

     Net receivables and lease investments were $161.6 billion at March 31, 1997, down $291 million from December 31, 1996.

     Total debt was $149.7 billion at March 31, 1997, down $536 million from December 31, 1996.

     Outstanding commercial paper at March 31, 1997 totaled $38.1 billion at Ford Credit, $17.9 billion at The Associates, and $2.4 billion at Hertz, with an average remaining maturity of 26 days, 22 days, and 24 days, respectively.

     At March 31, 1997, Financial Services had a total of $42 billion of contractually committed support facilities (excluding the $8.4 billion available under Ford's global credit agreements). Of these facilities, $24.2 billion are contractually committed global credit agreements under which $19.6 billion and $4.6 billion are available to Ford Credit and Ford Credit Europe, respectively, from various banks; 62% and 76%, respectively, of such facilities are available through June 30, 2001. The entire $19.6 billion may be used, at Ford Credit's option, by any subsidiary of Ford Credit, and the entire $4.6 billion may be used, at Ford Credit Europe's option, by any subsidiary of Ford Credit Europe. Any borrowings by such subsidiaries will be guaranteed by Ford Credit or Ford Credit Europe, as the case may be. At March 31, 1997, $76 million of the Ford Credit global facilities were in use and $637 million of the Ford Credit Europe global facilities were in use. Other than the global credit agreements, the remaining portion of the Financial Services support facilities at March 31, 1997 consisted of $16 billion of contractually committed support facilities available to various affiliates in the U.S. and $1.8 billion of contractually committed support facilities available to various affiliates outside the U.S.; at March 31, 1997, approximately $1.1 billion of these facilities were in use. Furthermore, banks provide $1.6 billion of liquidity facilities to support the asset-backed commercial paper program of a Ford Credit sponsored special purpose entity.

OTHER EVENTS

ACCOUNTING CHANGES

     Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings per Share", was issued by the Financial Accounting Standards Board in February 1997. Adoption of SFAS 128, effective for periods ending after December 15, 1997, is not expected to have a material effect on reported earnings.

INITIAL PUBLIC OFFERING OF COMMON STOCK OF HERTZ CORPORATION

     In April 1997, Hertz completed an initial public offering of its common stock representing an 18.5% interest in Hertz (the "IPO"). Substantially all of the net proceeds from the IPO was used to reduce short-term indebtedness (commercial paper) of Hertz. Hertz had increased its outstanding commercial paper to repay an intercompany debt owed to Ford in the amount of $460 million. A gain from the IPO will be reflected in Ford's second quarter results.

                     INDUSTRY DATA AND MARKET SHARE OF FORD

     The following table shows the U.S. industry retail deliveries of cars and trucks for the periods indicated:

                                                               U.S. INDUSTRY RETAIL DELIVERIES
                                                                     (MILLIONS OF UNITS)
                                               ----------------------------------------------------------------
                                                THREE MONTHS
                                                   ENDED
                                                 MARCH 31*                   YEARS ENDED DECEMBER 31
                                               --------------      --------------------------------------------
                                               1997      1996      1996      1995      1994      1993      1992
                                               ----      ----      ----      ----      ----      ----      ----
Cars.....................................      8.7       8.7       8.6       8.6       9.0       8.5       8.2
Trucks...................................      7.2       7.0       6.9       6.5       6.4       5.7       4.9

------------
* Seasonally adjusted annual rates.

     The following table shows Ford's U.S. car and truck market shares for the periods indicated:

                                                          FORD U.S. CAR AND TRUCK MARKET SHARES
                                             ----------------------------------------------------------------
                                              THREE MONTHS
                                                 ENDED
                                                MARCH 31                   YEARS ENDED DECEMBER 31
                                             --------------      --------------------------------------------
                                             1997      1996      1996      1995      1994      1993      1992
                                             ----      ----      ----      ----      ----      ----      ----
Cars...................................      19.4%     21.4%     20.6%     20.9%     21.8%     22.3%     21.8%
Trucks.................................      31.8      31.4      31.1      31.9      30.1      30.5      29.7

     For additional information regarding Ford, see the 1996 10-K Report and the First Quarter 10-Q Report.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of "earnings" to "fixed charges" for Ford Credit and Ford were as follows for each of the periods indicated:

                                                THREE MONTHS                 YEARS ENDED DECEMBER 31
                                                   ENDED           --------------------------------------------
                                               MARCH 31, 1997      1996      1995      1994      1993      1992
                                               --------------      ----      ----      ----      ----      ----
Ford Motor Credit Company................           1.3            1.3       1.3       1.5       1.5       1.3
Ford Motor Company.......................           2.0            1.6       1.6       2.0       1.5        *

------------
* Earnings were inadequate to cover fixed charges by $237 million.

     For purposes of the Ford Credit ratio, "earnings" consist of income before income taxes and cumulative effects of changes in accounting principles and fixed charges. Income before income taxes and cumulative effects of changes in accounting principles of Ford Credit includes the equity in net income of all unconsolidated affiliates and minority interest in net income of subsidiaries. "Fixed charges" consist of interest on borrowed funds, (there are no cumulative dividend requirements on subsidiary preferred stock) amortization of debt discount, premium, and issuance expense and one-third of all rental expense (the proportion deemed representative of the interest factor).

     For purposes of the Ford ratio, "earnings" include the income/(loss) before income taxes and cumulative effects of changes in accounting principles of Ford and its majority-owned subsidiaries and trusts, whether or not consolidated, its proportionate share of any fifty-percent-owned companies, and any income received from less-than-fifty-percent-owned companies and fixed charges. "Fixed charges" consist of interest on borrowed funds, preferred stock dividend requirements of majority-owned subsidiaries and trusts, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement and the Pricing Agreement dated June 4, 1997 relating to the Notes, Ford Credit has agreed to sell to each of the underwriters named below (the "Underwriters") and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative (the "Representative"), has severally agreed to purchase the principal amount of Notes set forth opposite its name below.

                                                     PRINCIPAL AMOUNT
                    UNDERWRITER                          OF NOTES
                    -----------                      ----------------
Merrill Lynch, Pierce, Fenner & Smith
              Incorporated.........................  US$  395,000,000
Morgan Stanley & Co. International Limited.........       395,000,000
ABN AMRO Bank N.V..................................        15,000,000
Banque Paribas.....................................        15,000,000
CITIC Industrial Bank..............................        15,000,000
Credit Suisse First Boston (Europe) Limited........        15,000,000
Deutsche Bank AG London............................        15,000,000
Goldman, Sachs & Co. ..............................        15,000,000
Lehman Brothers International (Europe).............        15,000,000
Midland Bank plc...................................        15,000,000
Mitsui Trust International Limited.................        15,000,000
J.P. Morgan Securities Ltd. .......................        15,000,000
Nikko Europe Plc...................................        15,000,000
Salomon Brothers Inc...............................        15,000,000
Tokyo-Mitsubishi International plc.................        15,000,000
UBS Securities LLC.................................        15,000,000
                                                     ----------------
             Total.................................  US$1,000,000,000
                                                     ================

     In the event of default by one or more Underwriters, the Underwriting Agreement provides that in certain circumstances other Underwriters may be substituted or the commitment of each non-defaulting Underwriter may be increased up to 10%. However, if the default involves more than one-eleventh of the aggregate principal amount of the Notes, the Pricing Agreement relating to the Notes may be terminated by Ford Credit or by 50% or more in interest of non-defaulting Underwriters, or, if not so terminated, less than all the Notes may be sold.

     The Representative of the Underwriters has advised Ford Credit that the Underwriters propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .3% of the principal amount of the Notes. After the initial public offering, the public offering price, concession and discount may be changed.

     The Notes are offered for sale in the United States, Europe and Asia.

     Each of the Underwriters has agreed that it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this Prospectus Supplement or the accompanying Prospectus or any other offering material relating to the Notes, in or from any jurisdiction except under circumstances that will to the best knowledge and belief of such Underwriter result in compliance with the applicable laws and regulations thereof and which will not impose any obligations on Ford Credit except as set forth in the Underwriting Agreement and the Pricing Agreement.

     Each Underwriter has represented and agreed that (i) it has not offered or sold, and will not offer or sell, in Hong Kong the Notes by means of any document except to a person whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong), and (ii) it has not issued, and will not issue, any invitation or advertisement relating to the Notes in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are intended to be disposed of to persons outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding of securities whether as principal or agent.

     Each Underwriter acknowledges that this Prospectus Supplement and accompanying Prospectus has not been registered with the Registrar of Companies in Singapore and that the Notes are offered in Singapore pursuant to an exemption invoked under section 106C of the Companies Act, Chapter 50 of Singapore (the "Singapore Companies Act"). Accordingly, each Underwriter has represented and agreed that the Notes may not be offered or sold, nor may this Prospectus Supplement and accompanying Prospectus or any other offering document or material relating to the Notes be circulated or distributed, directly or indirectly, to the public or any member of the public in Singapore other than
(1) to an institutional investor or other body or person specified in section 106C of the Singapore Companies Act, or (2) to a sophisticated investor specified in section 106D of the Singapore Companies Act, or (3) otherwise pursuant to, and in accordance with the conditions of section 106E(2) of the Singapore Companies Act or any other applicable exemption invoked under Division 5A of Part IV of the Singapore Companies Act.

     Each of the Underwriters has agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any of the Notes in or to residents of Japan or to any persons for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan except pursuant to an exemption from the registration requirements of the Securities and Exchange Law available thereunder and in compliance with the other relevant laws of Japan.

     Each Underwriter has represented and agreed that (a) it has not offered or sold, and, prior to the expiration of the period of six months from the closing date for the issue of the Notes, will not offer or sell any Notes to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986, with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom, and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom the document may otherwise lawfully be issued or passed on.

     Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof.

     The Notes are a new issue of securities with no established trading market. Ford Credit has been advised by the Underwriters that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue such market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position. In addition, the Underwriters may bid for, and purchase, Notes in the open market to cover any short position or to stabilize the price of the Notes. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     All secondary trading in the Notes will settle in immediately available funds. See "Description of Notes--Global Clearance and Settlement Procedures".

     It is expected that delivery of the Notes will be made against payment therefor on or about June 11, 1997, which is the fifth business day following the date hereof (such settlement cycle being herein referred to as "T+5"). Purchasers of Notes should note that the ability to settle secondary market trades of the Notes effected on the date of pricing and the next succeeding business day may be affected by the T+5 settlement.

     Ford Credit has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

                              GENERAL INFORMATION

     Application has been made to list the Notes on the Luxembourg Stock Exchange. In connection with the listing application, the Certificate of Incorporation and the By-Laws of Ford Credit and a legal notice relating to the issuance of the Notes have been deposited prior to listing with Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg, where copies thereof may be obtained upon request. Copies of the above documents together with this Prospectus Supplement, the accompanying Prospectus, the Indenture and Ford Credit's current Annual and Quarterly Reports, as well as all future Annual Reports and Quarterly Reports, so long as any of the Notes are outstanding, will be made available for inspection at the main office of Banque Internationale a Luxembourg S.A. in Luxembourg. Banque Internationale a Luxembourg S.A. will act as intermediary between the Luxembourg Stock Exchange and Ford Credit and the holders of the Notes. In addition, copies of the Annual Reports and Quarterly Reports of Ford Credit may be obtained free of charge at such office.

     Application has also been made to list the Notes on the Hong Kong Stock Exchange and the Singapore Stock Exchange. So long as any of the Notes remain outstanding, copies of the Indenture, this Prospectus Supplement, the accompanying Prospectus, and the Certificate of Incorporation and By-Laws of Ford Credit will be available for inspection at the offices of The Chase Manhattan Bank, N.A., World Trade Centre, 280 Gloucester Road, Causeway Bay, Hong Kong and the offices of The Chase Manhattan Bank, N.A., Shell Tower, 50 Raffles Place, Singapore 048623. In addition, copies of all documents incorporated in this document and the First Supplement by reference and copies of all future annual reports and quarterly reports of Ford Credit may be obtained, free of charge, at the offices of The Chase Manhattan Bank, N.A. in Hong Kong and the offices of The Chase Manhattan Bank, N.A. in Singapore.

     Other than as disclosed or contemplated herein or in the documents incorporated herein by reference, there has been no material adverse change in the financial position of Ford Credit since December 31, 1996.

     Neither Ford Credit nor any of its subsidiaries is involved in litigation, arbitration, or administrative proceedings relating to claims or amounts that are material in the context of the issue of the Notes and Ford Credit is not aware of any such litigation, arbitration, or administrative proceedings pending or threatened.

     Ford Credit accepts responsibility for the information contained in this Prospectus Supplement and accompanying Prospectus.

     Resolutions relating to the issue and sale of the Notes were adopted by the Board of Directors of Ford Credit on February 26, 1986, March 2, 1988, March 10, 1993, September 29, 1993 and March 14, 1997.

     The Notes have been assigned Euroclear and Cedel Common Code No. 7716168, International Security Identification Number (ISIN) US345397RR67 and CUSIP No. 345397RR6.

                            ------------------------

                           FORD MOTOR CREDIT COMPANY

                                DEBT SECURITIES

     Ford Credit, in January 1996, registered with the Securities and Exchange Commission $5,000,000,000 aggregate principal amount of its Debt Securities consisting of notes and/or debentures denominated in United States dollars or any other currency or currencies, to be offered from time to time in one or more series, on terms to be determined at or prior to the time of sale. The Prospectus Supplement accompanying this Prospectus sets forth, with respect to the particular series of Debt Securities for which this Prospectus and the Prospectus Supplement are being delivered, the specific title, the aggregate principal amount, the authorized denominations, the currencies of issue and payment, the initial public offering price, the maturity, the interest rate or rates (which may be either fixed or variable), if any, and/or method of determination thereof, the time of payment of any interest, any redemption, extension or early repayment terms, any provision for sinking fund payments, the net proceeds to Ford Credit, the form of Debt Securities and other specific terms relating to such series of Debt Securities.

     Ford Credit may sell the Debt Securities to or through underwriters, and also may sell the Debt Securities directly to other purchasers or through agents. See "Plan of Distribution". In addition, the Debt Securities may be sold to dealers at the applicable price to the public set forth in the Prospectus Supplement relating to a particular series of Debt Securities who later resell to investors. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). If any agents of Ford Credit, or any underwriters, are involved in the sale of any Debt Securities, the names of such agents or underwriters and any applicable commissions or discounts are set forth in the accompanying Prospectus Supplement.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
      ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
        OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 18, 1996

                             AVAILABLE INFORMATION

     FORD MOTOR CREDIT COMPANY ("FORD CREDIT") AND FORD MOTOR COMPANY ARE SUBJECT TO THE INFORMATIONAL REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934 AND IN ACCORDANCE THEREWITH FILE REPORTS AND OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"). AS USED HEREIN OR IN THE PROSPECTUS SUPPLEMENT, "FORD" REFERS TO FORD MOTOR COMPANY AND ITS SUBSIDIARIES UNLESS THE CONTEXT OTHERWISE REQUIRES. SUCH REPORTS AND OTHER INFORMATION CAN BE INSPECTED AND COPIED AT THE PUBLIC REFERENCE FACILITIES MAINTAINED BY THE COMMISSION AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 AND AT THE FOLLOWING REGIONAL OFFICES OF THE COMMISSION: 7 WORLD TRADE CENTER, 13TH FLOOR, NEW YORK, NEW YORK 10048 AND NORTHWEST ATRIUM CENTER, 500 WEST MADISON STREET, SUITE 1400, CHICAGO, ILLINOIS 60661. COPIES OF SUCH MATERIAL CAN BE OBTAINED FROM THE PUBLIC REFERENCE SECTION OF THE COMMISSION AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 AT PRESCRIBED RATES. SUCH REPORTS AND OTHER INFORMATION CONCERNING FORD CREDIT AND FORD CAN ALSO BE INSPECTED AT THE OFFICES OF THE NEW YORK STOCK EXCHANGE, INC., 20 BROAD STREET, NEW YORK, NEW YORK 10005, AND THE AMERICAN STOCK EXCHANGE, INC., 86 TRINITY PLACE, NEW YORK, NEW YORK 10006, ON WHICH CERTAIN OF FORD CREDIT'S DEBT SECURITIES ARE LISTED.

     Ford Credit has filed with the Commission a Registration Statement under the Securities Act with respect to the Debt Securities offered hereby. This Prospectus and the Prospectus Supplement do not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. The information so omitted may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.
                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Ford Credit's Annual Report on Form 10-K for the year ended December 31, 1995 (the "1995 10-K Report"), Ford Credit's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 (the "First Quarter 10-Q Report") and June 30, 1996 (the "Second Quarter 10-Q Report") and Ford Credit's Current Reports on Form 8-K dated January 5, 1996, January 24, 1996, February 6, 1996, April 17, 1996 and September 10, 1996 are incorporated in this Prospectus by reference. All documents filed by Ford Credit pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Such reports include, and such documents may include, information concerning Ford, as well as Ford Credit.

     FORD CREDIT UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT HAVE BEEN DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS REFERRED TO ABOVE WHICH HAVE BEEN OR MAY BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT, OTHER THAN EXHIBITS TO SUCH DOCUMENTS. WRITTEN OR TELEPHONIC REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO FORD MOTOR CREDIT COMPANY, THE AMERICAN ROAD, DEARBORN, MICHIGAN 48121,
ATTENTION: PUBLIC AFFAIRS DEPARTMENT (TELEPHONE 313-594-1096).
                            ------------------------

                       INFORMATION CONCERNING FORD CREDIT

     Ford Credit was incorporated in Delaware in 1959 and is a wholly-owned indirect subsidiary of Ford. As used herein "Ford Credit" refers to Ford Motor Credit Company and its subsidiaries unless the context otherwise requires.

     Ford Credit provides wholesale financing and capital loans to franchised Ford Motor Company vehicle dealers and other dealers associated with such franchisees and purchases retail installment sale contracts and retail leases from them. Ford Credit also makes loans to vehicle leasing companies, the majority of which are affiliated with such dealers. In addition, a wholly-owned subsidiary of Ford Credit provides these financing services in the U.S. and Canada to other vehicle dealers. More than 84% of all new vehicles financed by Ford Credit are manufactured by Ford or its affiliates. In addition to vehicle financing, Ford Credit makes loans to affiliates of Ford and finances certain receivables of Ford and its subsidiaries. Ford Credit's insurance operations, conducted through its wholly-owned subsidiary, The American Road Insurance Company and its subsidiaries, consist primarily of underwriting floor plan insurance related to substantially all new vehicle inventories of dealers financed at wholesale by Ford Credit in the United States and Canada, credit life and disability insurance in connection with retail vehicle financing, and insurance related to retail contracts sold by automobile dealers to cover repairs.

     The mailing address of Ford Credit's executive offices is The American Road, Dearborn, Michigan 48121, United States of America. The telephone number of such offices is (313) 322-3000.

                          INFORMATION CONCERNING FORD

     Ford is the second-largest producer of cars and trucks in the world, and ranks among the largest providers of financial services in the United States.

     Ford's two principal business segments are Automotive and Financial Services. The activities of the Automotive segment consist of the design, manufacture, assembly and sale of cars and trucks and related parts and accessories. The Financial Services segment is comprised of the following subsidiaries, the activities of which include financing operations, vehicle and equipment leasing and insurance operations: Ford FSG, Inc. ("FFSGI"), Ford Holdings, Inc. ("Ford Holdings"), The Hertz Corporation and Granite Management Corporation. FFSGI is a holding company that owns primarily Ford Credit, a majority of Ford Credit Europe plc and a majority of Associates First Capital Corporation. Ford Holdings is a holding company that owns primarily a portion of FFSGI and all of USL Capital Corporation.

                            ------------------------

     THIS PROSPECTUS CONTAINS BRIEF SUMMARIES OF CERTAIN MORE DETAILED INFORMATION CONTAINED IN DOCUMENTS INCORPORATED HEREIN BY REFERENCE. SUCH SUMMARIES ARE QUALIFIED IN THEIR ENTIRETY BY THE DETAILED INFORMATION CONTAINED IN THE INCORPORATED DOCUMENTS.

                            ------------------------

                                USE OF PROCEEDS

     Except as otherwise provided in the Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be added to the general funds of Ford Credit and will be available for the purchase of receivables, for loans and for use in connection with the retirement of debt. Such proceeds initially may be used to reduce short-term borrowings (commercial paper, borrowings under bank lines of credit and borrowings under agreements with bank trust departments) or may be invested temporarily in short-term securities.

     Ford Credit expects to issue additional long-term and short-term debt from time to time. The nature and amount of Ford Credit's long-term and short-term debt and the proportionate amount of each can be expected to vary from time to time, as a result of business requirements, market conditions and other factors.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities are to be issued in one or more series under an Indenture dated as of August 1, 1994, as supplemented from time to time (the "Indenture"), between Ford Credit and First Union National Bank as successor to First Fidelity Bank, National Association ("First Union"), Trustee. The term "Trustee", as used herein, shall mean First Union and, if at any time there is more than one Trustee acting under the Indenture, the term "Trustee" as used herein with respect to Indenture Securities (as defined below) of any particular series shall mean the Trustee with respect to the Indenture Securities of such series. The following statements with respect to the Debt Securities are subject to the detailed provisions of the Indenture, the form of which is filed as an exhibit to the Registration Statement. Parenthetical references below are to the Indenture or the Form of Security contained therein and, whenever any particular provision of the Indenture or any term used therein is referred to, such provision or term is incorporated by reference as a part of the statement in connection with which such reference is made, and the statement in connection with which such reference is made is qualified in its entirety by such reference.

     The particular terms of each series of Debt Securities, as well as any modification or addition to the general terms of the Debt Securities as herein described, which may be applicable to a particular series of Debt Securities, are described in the Prospectus Supplement relating to such series of Debt Securities and will be set forth in a filing with the Commission. Accordingly, for a description of the terms of a particular series of Debt Securities, reference must be made to the Prospectus Supplement relating to such series and to the description of Debt Securities set forth in this Prospectus.

GENERAL

     The Debt Securities offered hereby will be limited to $5,000,000,000 aggregate principal amount or the equivalent thereof in any currency, although the Indenture provides that additional debt securities may be issued thereunder up to the aggregate principal amount, which is not limited by the Indenture, authorized from time to time by Ford Credit's Board of Directors. So long as a single Trustee is acting for the benefit of the holders of all the Debt Securities offered hereby and any such additional debt securities issued under the Indenture, the Debt Securities and any such additional debt securities are herein collectively referred to as the "Indenture Securities". The Indenture also provides that there may be more than one Trustee under the Indenture, each with respect to one or more different series of Indenture Securities. See also "Trustee" herein. At any time when two or more Trustees are acting, each with respect to only certain series, the term "Indenture Securities" as used herein shall mean the one or more series with respect to which each respective Trustee is acting and the powers and trust obligations of each such Trustee as described herein shall extend only to the one or more series of Indenture Securities for which it is acting as Trustee. The effect of the provisions contemplating that there might be more than one Trustee acting for different series of Indenture Securities is that, in that event, those Indenture Securities (whether of one or more than one series) for which each Trustee is acting would be treated as if issued under a separate indenture.

     The Prospectus Supplement which accompanies this Prospectus sets forth a description of the particular series of Debt Securities being offered thereby, including (as applicable): (1) the designation or title of such Debt Securities;
(2) the aggregate principal amount of such Debt Securities; (3) the percentage of their principal amount at which such Debt Securities will be offered; (4) the date or dates on which the principal of such Debt Securities will be payable;
(5) the rate or rates (which may be either fixed or variable) and/or the method of determination of such rate or rates at which such Debt Securities shall bear interest, if any; (6) the date or dates from which any such interest shall accrue, or the method of determination of such date or dates, and the date or dates on which any such interest shall be payable; (7) the terms for redemption, extension or early repayment of such Debt Securities, if any; (8) the denominations in which such Debt Securities are authorized to be issued; (9) the currencies or currency units in which such Debt Securities are issued or payable; (10) the provisions for a sinking fund, if any; (11) any additional restrictive covenants included for the benefit of the holders of such Debt Securities; (12) any additional Event of Default with respect to such Debt Securities; (13) whether such Debt Securities are issuable as a Global Security; and (14) any other term or provision relating to such Debt Securities which is not inconsistent with the provisions of the Indenture.

     One or more series of Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Federal income tax consequences and special considerations applicable thereto will be described in the Prospectus Supplement relating to any such series of Debt Securities.

     The Debt Securities will be unsecured obligations of Ford Credit and will rank prior to all subordinated indebtedness of Ford Motor Credit Company (parent company only) and pari passu with all other unsecured and unsubordinated indebtedness of Ford Motor Credit Company (parent company only).

     Except as otherwise provided in the Prospectus Supplement, principal, premium, if any, and interest, if any, will be payable at an office or agency to be maintained by Ford Credit in New York City, except that at the option of Ford Credit interest may be paid by check mailed to the person entitled thereto. (Form of Security and Sections 10.01 and 10.02).

     Except as otherwise provided in the Prospectus Supplement, the Debt Securities will be issued only in fully registered form without coupons and may be presented for registration of transfer or exchange at the corporate trust office of the Trustee. No service charge will be made for any transfer or exchange of the Debt Securities, but Ford Credit may require payment of a sum to cover any tax or other governmental charge payable in connection therewith. (Section 3.05).

BOOK-ENTRY, DELIVERY AND FORM

     Unless otherwise specified in the applicable Prospectus Supplement, each series of Debt Securities will be issued in the form of one or more fully registered Global Notes (the "Global Notes") which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository") and registered in the name of Cede & Co., the Depository's nominee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

     The Depository has advised as follows: It is a limited-purpose trust company which holds securities for its participating organizations (the "Participants") and facilitates the settlement among Participants of securities transactions in such securities through electronic book-entry changes in its Participants' accounts. Participants include securities brokers and dealers (including certain of the underwriters or agents), banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by the Depository only through Participants or indirect participants.

     The Depository advises that its established procedures provide that (i) upon issuance of the Debt Securities by Ford Credit the Depository will credit the accounts of Participants designated by the underwriters or agents with the principal amounts of the Debt Securities purchased by the underwriters or through the agents, and (ii) ownership of interests in the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository, the Participants and the indirect participants. The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the Global Notes is limited to such extent.

     So long as a nominee of the Depository is the registered owner of the Global Notes, such nominee for all purposes will be considered the sole owner or holder of such Debt Securities under the Indenture. Except as provided below or in the Prospectus Supplement, owners of beneficial interests in the Global Notes will not be entitled to have Debt Securities registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in definitive form, and will not be considered the owners or holders thereof under the Indenture.

     Neither Ford Credit, the Trustee, any Paying Agent nor the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Principal and interest payments on the Debt Securities registered in the name of the Depository's nominee will be made by the Trustee to the Depository. Under the terms of the Indenture, Ford Credit and the Trustee will treat the persons in whose names the Debt Securities are registered as the owners of such Debt Securities for the purpose of receiving payment of principal and interest on the Debt Securities and for all other purposes whatsoever. Therefore, neither Ford Credit, the Trustee nor any Paying Agent has any direct responsibility or liability for the payment of principal or interest on the Debt Securities to owners of beneficial interests in the Global Notes. The Depository has advised Ford Credit and the Trustee that its present practice is to credit the accounts of the Participants on the appropriate payment date in accordance with their respective holdings in principal amount of beneficial interests in the Global Notes as shown on the records of the Depository, unless the Depository has reason to believe that it will not receive payment on such payment date. Payments by Participants and indirect participants to owners of beneficial interests in the Global Notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the Participants or indirect participants.

     If the Depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed by Ford Credit within 90 days, Ford Credit will issue Debt Securities in definitive form in exchange for the Global Notes. In addition, Ford Credit may at any time determine not to have a series of Debt Securities represented by Global Notes and, in such event, will issue Debt Securities of such series in definitive form in exchange for the Global Notes. In either instance, an owner of a beneficial interest in the Global Notes will be entitled to have Debt Securities of such series equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Debt Securities in definitive form. Unless otherwise specified in the Prospectus Supplement, Debt Securities so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

SUBSIDIARIES

     The term "subsidiary of the Company" is defined in the Indenture as a corporation a majority of the outstanding voting stock of which is owned, directly or indirectly, by Ford Credit or by one or more subsidiaries of Ford Credit, or by Ford Credit and one or more subsidiaries of Ford Credit. The term "Restricted Subsidiary" is defined in the Indenture as a subsidiary of the Company, incorporated in or conducting the major part of its business in the United States, any of the activities of which includes insurance underwriting or which had, at the end of its last quarterly accounting period preceding the date of computation, assets with a value in excess of $1 million representing accounts or notes receivable resulting from the financing of new cars, trucks, tractors and farm and industrial equipment manufactured or sold by Ford or from the financing of used cars, trucks, tractors and farm and industrial equipment of the same types, whether manufactured by Ford or others. (Section 1.01).

LIMITATION ON LIENS

     If Ford Credit or any Restricted Subsidiary shall pledge or otherwise subject to any lien (such a pledge or lien is defined in the Indenture as a "Mortgage") any of its property or assets, Ford Credit will secure or cause such Restricted Subsidiary to secure the Indenture Securities equally and ratably with (or prior to) the indebtedness secured by such Mortgage. This restriction does not apply to Mortgages securing such indebtedness which shall not exceed $5 million in the aggregate at any one time outstanding and does not apply to (a) certain Mortgages created or incurred to secure financing of the export or marketing of goods outside the United States, (b) Mortgages on accounts receivable payable in foreign currencies securing indebtedness incurred and payable outside the United States, (c) Mortgages in favor of Ford Credit or any Restricted Subsidiary, (d) Mortgages in favor of governmental bodies to secure progress, advance or other payments, or deposits with any governmental body required in connection with the business of Ford Credit or a Restricted Subsidiary, (e) deposits made in connection with pending litigation, (f) Mortgages existing at the time of acquisition of the assets secured thereby (including acquisition through merger or consolidation) and certain purchase money Mortgages, and (g) any extension, renewal or replacement of any Mortgage or Mortgages referred to in the foregoing clauses (a) through (f), inclusive. (Section 10.04).

MERGER AND CONSOLIDATION

     The Indenture provides that no consolidation or merger of Ford Credit with or into any other corporation shall be permitted, and no sale or conveyance of its property as an entirety, or substantially as an entirety, may be made to another corporation, if, as a result thereof, any asset of Ford Credit or a Restricted Subsidiary would become subject to a Mortgage, unless the Indenture Securities shall be equally and ratably secured with (or prior to) the indebtedness secured by such Mortgage, or unless such Mortgage could be created pursuant to Section 10.04 (see "Limitation on Liens" above) without equally and ratably securing the Indenture Securities. (Section 8.03).

EVENTS OF DEFAULT AND NOTICE THEREOF

     Except as may otherwise be provided in an indenture supplemental to the Indenture, the following events in respect of a particular series of Indenture Securities are defined in the Indenture as "Events of Default": (a) failure to pay interest for 30 days after becoming due; (b) failure to pay the principal or premium, if any, for five business days after becoming due at maturity, on redemption or otherwise; (c) failure to make a sinking fund payment for five days after becoming due; (d) failure to perform any other covenants for 90 days after notice; and (e) certain events of bankruptcy, insolvency or reorganization. (Section 5.01).

     If an Event of Default in respect of a particular series of Indenture Securities outstanding occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Indenture Securities outstanding of such series may declare the principal amount (or, if the Indenture Securities of such series are Original Issue Discount Securities (as defined in the indenture), such portion of the principal amount as may be specified in the terms of such series) of all of the Indenture Securities of such series to be due and payable immediately. At any time after such a declaration of acceleration in respect of a particular series of Indenture Securities has been made, but before a judgment or decree for the payment of money due upon acceleration has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the Indenture Securities outstanding of such series may, under certain circumstances, waive all defaults and rescind and annul such declaration and its consequences if all Events of Default in respect of the Indenture Securities of such series, other than the non-payment of principal due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture. (Section 5.02).

     The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default in respect of a particular series of Indenture Securities, give the holders of such series notice of all uncured defaults known to it (the term "default" to include the events specified above without grace periods); provided that, except in the case of default in the payment of the principal of, or premium, if any, on, or interest on any of the Indenture Securities of such series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of such series. (Section 6.01).

     Pursuant to the terms of the Indenture, Ford Credit is required to furnish to the Trustee annually a statement of certain officers of Ford Credit stating whether or not to the best of their knowledge Ford Credit is in default in respect of any series of Indenture Securities in the performance and observance of the terms of the Indenture and, if Ford Credit is in default, specifying such default and the nature thereof.

     The Indenture provides that the holders of a majority in aggregate principal amount of all Indenture Securities of a particular series then outstanding will have the right to waive certain defaults in respect of such series and, subject to certain limitations, to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Sections 5.12 and 5.13). No provision of the Indenture requires the Trustee to expend or risk its own funds or otherwise incur any personal financial liability in the performance of any of its duties thereunder, or in the exercise of any of its rights or powers, if there are reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to the Trustee.

MODIFICATION OF THE INDENTURE

     With certain exceptions, the Indenture, the rights and obligations of Ford Credit and the rights of the holders of a particular series may be modified by Ford Credit with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the Indenture Securities of such series then outstanding; but no such modification may be made which would (i) extend the fixed maturity of any Indenture Security of such series, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, without the consent of the holder of each Indenture Security of such series so affected; or (ii) reduce the above-stated percentage of Indenture Securities of such series, the consent of the holders of which is required to modify or alter the Indenture, without the consent of the holders of all Indenture Securities of such series then outstanding. (Section 9.02).

TRUSTEE

     The Trustee may resign or be removed with respect to one or more series of Indenture Securities and a successor Trustee may be appointed to act with respect to such one or more series. (Section 6.08). In the event that there shall be two or more persons acting as Trustee with respect to different series of Indenture Securities, each such Trustee shall be a trustee of a trust or trusts under the Indenture separate and apart from the trust or trusts administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Indenture Securities for which it is acting as Trustee. (Section 6.09).

CONCERNING FIRST UNION

     First Union, Trustee under the Indenture, is a depositary of Ford Credit, has a committed credit facility available to Ford Credit and its subsidiaries and has performed other services for Ford Credit in the normal course of its business.

REPORTS

     Ford Credit publishes annual reports, containing certified financial statements, and quarterly reports, containing interim unaudited financial statements. Copies of such reports will be available upon request.

                              PLAN OF DISTRIBUTION

     Ford Credit may sell the Debt Securities to or through underwriters, and also may sell the Debt Securities directly to one or more other purchasers or through agents.

     The Prospectus Supplement sets forth the terms of the offering of the particular series of Debt Securities to which such Prospectus Supplement relates, including (i) the name or names of any underwriters or agents with whom Ford Credit has entered into arrangements with respect to the sale of such series of Debt Securities, (ii) the initial public offering or purchase price of such series of Debt Securities, (iii) any underwriting discounts, commissions and other items constituting underwriters' compensation from Ford Credit and any other discounts, concessions or commissions allowed or reallowed or paid by any underwriters to other dealers, (iv) any commissions paid to any agents, (v) the net proceeds to Ford Credit, and (vi) the securities exchanges, if any, on which such series of Debt Securities will be listed.

     Unless otherwise set forth in the Prospectus Supplement relating to a particular series of Debt Securities, the obligations of the underwriters to purchase such series of Debt Securities will be subject to certain conditions precedent and each of the underwriters with respect to such series of Debt Securities will be obligated to purchase all of the Debt Securities of such series allocated to it if any such Debt Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     The Debt Securities may be offered and sold by Ford Credit directly or through agents designated by Ford Credit from time to time. Unless otherwise indicated in the Prospectus Supplement, any such agent or agents will be acting on a best efforts basis for the period of its or their appointment. Any agent participating in the distribution of the Debt Securities may be deemed to be an "underwriter", as that term is defined in the Securities Act, of the Debt Securities so offered and sold. The Debt Securities also may be sold to dealers at the applicable price to the public set forth in the Prospectus Supplement relating to a particular series of Debt Securities who later resell to investors. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act.

     If so indicated in the Prospectus Supplement relating to a particular series of Debt Securities, Ford Credit will authorize underwriters or agents to solicit offers by certain institutions to purchase Debt Securities of such series from Ford Credit pursuant to delayed delivery contracts providing for payment and delivery at a future date. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

     Underwriters and agents may be entitled, under agreements entered into with Ford Credit, to indemnification by Ford Credit against certain civil liabilities, including liabilities under the Securities Act.

                                 LEGAL OPINIONS

     The legality of the Debt Securities offered hereby will be passed on for Ford Credit by J. D. Bringard, Esq., Vice President--General Counsel of Ford Credit, or other counsel satisfactory to any underwriters or agents, and for any underwriters or agents by Shearman & Sterling, 599 Lexington Avenue, New York, N.Y. Mr. Bringard is a full-time employee of Ford Credit and owns and holds options to purchase shares of Common Stock of Ford. Shearman & Sterling have in the past provided, and may continue to provide, legal services to Ford and its subsidiaries, including Ford Credit.

                                    EXPERTS

     The financial statements which are incorporated in this Prospectus by reference to the 1995 10-K Report and Ford Credit's Current Report on Form 8-K dated February 6, 1996 have been audited by Coopers & Lybrand L.L.P. ("Coopers and Lybrand"), 400 Renaissance Center, Detroit, Michigan 48243, independent certified public accountants, to the extent indicated in their report therein, and have been so incorporated in reliance upon the report of that firm, given on their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information of Ford Credit for the periods ended March 31, 1996 and 1995 and June 30, 1996 and 1995, included in the First Quarter 10-Q Report and the Second Quarter 10-Q Report, respectively, incorporated by reference in this Prospectus, Coopers & Lybrand have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their reports included in the First Quarter 10-Q Report and the Second Quarter 10-Q Report state that they did not audit and they do not express an opinion on that interim financial information. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because each such report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of such Act.

                              PRINCIPAL OFFICES OF
                           FORD MOTOR CREDIT COMPANY
                               The American Road
                            Dearborn, Michigan 48121

                                    TRUSTEE

                           First Union National Bank
                                765 Broad Street
                            Newark, New Jersey 07102

                    LUXEMBOURG STOCK EXCHANGE LISTING AGENT

                    Banque Internationale a Luxembourg S.A.
                                69, route d'Esch
                               L-1470 Luxembourg

                                 LEGAL ADVISERS

         To Ford Motor Company as to               Special United States Tax Counsel to
              United States Law                          Ford Motor Credit Company
                J.D. BRINGARD                               SULLIVAN & CROMWELL
       Vice President-General Counsel                        125 Broad Street
          Ford Motor Credit Company                      New York, New York 10004
              The American Road
          Dearborn, Michigan 48121

                                    To the Underwriters
                                  as to United States Law
                                    SHEARMAN & STERLING
                                    599 Lexington Avenue
                                  New York, New York 10022

                To the issue                                   To the issue
             as to Hong Kong Law                            as to Singapore Law
            LOVELL WHITE DURRANT                             YOONG & PARTNERS
         11th Floor, Peregrine Tower                      11 Collyer Quay #05-06
                Lippo Centre                                    The Arcade
                  Queensway                                  Singapore 049317
                  Hong Kong

                                  AUDITORS TO
                                   FORD MOTOR
                                 CREDIT COMPANY
                            COOPERS & LYBRAND L.L.P.
                             400 Renaissance Center
                            Detroit, Michigan 48243